Exhibit 4.6

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made on the_24_day of July, 2019 between Brainsway USA, Inc. located at 3 University Plaza Suite 503, Hackensack, NJ 07601 (“Brainsway” or the “Company”) and Mr. Hadar Levy (“Levy”).

1. Employment. Subject to the terms and conditions of this Agreement, the Company agrees to employ Levy and Levy agrees to be employed by the Company commencing on September 1, 2019 or as soon thereafter as practicable (the “Start Date”). Levy shall be employed on an at-will basis, meaning that either he or the Company may terminate the employment relationship at any time, without prior notice, for any reason or no reason at all, subject to the notice requirements set forth herein. This Agreement is contingent upon the completion of a background check acceptable to the Company and proof of Levy’s eligibility to work in the United States.

2. Title and Duties. It is hereby acknowledged that prior to this Agreement, Levy was employed in Israel as Chief Financial Officer of Brainsway LTD (the “Parent”). Following the Start Date, Levy will no longer be employed by Parent and will relocate to the United States to be employed by Parent’s subsidiary, Brainsway USA INC., a wholly separate legal entity. As of the Start Date, Levy shall hold the title and serve in the capacity of Chief Financial Officer as well as Chief Operations Officer. It is hereby acknowledged and agreed that as of the Start Date, Levy will be providing the Chief Financial Officer and Chief Operations Officer services, duties, functions and roles as described herein strictly in his capacity as an employee of Brainsway USA INC., and that this is deemed appropriate, reasonable, prudent and proper in light of the role which Brainsway USA INC. plays in the overall finance and operations of Parent. During his employment, Levy shall devote his full business time, attention, energy and best efforts to the business and affairs of the Company and its affiliates, and shall perform the duties and responsibilities (i) as are customary for a Chief Operations Officer & Chief Financial Officer in the business such as the Company’s and its affiliates, (ii) as may be required by the Company’s and its affiliates’ policies or procedures, or (iii) as may be directed to Levy from time to time. Levy understands that the terms and conditions of his employment with the Company are also governed by standard Company policies as may be adopted or amended from time to time. Levy agrees that he shall not engage in or be interested in any capacity in any activity that is contrary to the interest of the Company or that is reasonably deemed by the Company to be harmful to the business, reputation or goodwill of the Company, unless such activity is fully disclosed and approved in writing prior to the undertaking. Levy will relocate his residence to within close proximity of the Company’s principal office in Hackensack, New Jersey. Levy’s primary work location will be from said office and he will travel as necessary to perform services for the Company.

3. Parent’s Board-Approved Compensation Plan Governs: Notwithstanding anything to the contrary contained herein, it is hereby understood by all parties that all aspects of compensation set forth in this document are subject to compliance with the Parent’s board-approved compensation plan. To the extent there is any conflict between this document and the Parent’s board-approved compensation plan, the latter shall control and govern. Any change in this Agreement shall be subject to the applicable corporate policies, procedures, approvals and decisions of the Company and the applicable law.

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4. Base Salary. In consideration of his services, Levy will be paid a base salary at the gross rate of $295,000.00 (Two Hundred Ninety Five Thousand US Dollars), annualized. Levy’s salary will be paid in equal installments, less applicable taxes and withholdings, in accordance with the Company’s semi-monthly payroll schedule through its PEO TriNet/ADP. The annual base salary shall be paid in equal installments, less applicable taxes and withholdings, in accordance with the Company’s semi-monthly payroll schedule through our PEO TriNet/ADP. Levy confirms that he has had the opportunity to consult with a tax expert regarding tax liabilities applicable to the payments and other consideration, if any, to which Levy is entitled under this Agreement. As an exempt employee under applicable US law, Levy will not be entitled to overtime compensation.

5. Incentive Compensation. Subject to the terms and conditions of the Parent’s compensation policy and its board decisions, Levy will be eligible to receive an annual incentive compensation payment following each full calendar year of active employment depending on the Company’s assessment of his performance and his satisfaction of an annual mix of corporate/personal goals and milestones to be set by the Company and/or the Parent for each such year (the “Annual Goals”).

a.	2019 Incentive Compensation and Annual Goals: For calendar year 2019, Levy will be eligible to receive an annual incentive compensation payment in the amount equivalent to three monthly base salaries provided the Company, in its sole judgment, determines that Levy has satisfied 100% of the Annual Goals that have been set for Levy. Furthermore, in the event the Company determines that Levy has exceeded and overperformed the 2019 Annual Goals, the Company may pay him up to a maximum of three additional monthly base salaries correlating to its assessment of his performance (for a maximum possible total incentive compensation of an amount equal to six monthly salaries).

The following is a summary of the 2019 Annual Goals, in accordance with the board-approved decisions regarding 2019 (the “2019 Plan”). The following is subject to the additional terms and conditions in the 2019 Plan, and to the extent there is any inconsistency herein with the 2019 Plan, the 2019 Plan shall prevail.

Annual Goals for 2019
Goal			Weight
Levy’s Personal Goals	Parameter	Sub-Weight
	Global sales of $22.5 – 27.5 million (i.e. 90-110% of this parameter)	6%
	Global operating profit of $1 million (with neutralization of R&D costs)	6%
	Average US customer days of credit (i.e. aging) does not exceed 65 days	4%	50%
	ERP System assessment by end of 2019	4%
	US sales of $20.25 – 24.75 million (i.e. 90-110% of this parameter)	15%
	US operating profit of $5 million (after deduction of all US expenses)	15%

Corporate-Wide goals	As set by Parent board in 2019 Plan		30%

Overall performance evaluation	In Company’s Judgment and Discretion		20%

Total			100%

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b.	Designated Payment Date: The date upon which the Company plans to pay the applicable Incentive Compensation shall be by the date falling two weeks after the financial statements for the relevant calendar year for which the Incentive Compensation is being paid are released to the public (the “Designated Payment Date”).

c.	Additional Terms and Conditions regarding Incentive Compensation: Incentive compensation is not “earned” in whole or in part until the time of actual payment. Prior to the time of payment, follow-up with customers may be appropriate and payment terms and revenue/profitability may thus still be variable. Therefore, the controlling definition of “earned” incentive compensation under this Plan is when the incentive compensation payments are actually made by the Company. In order to be eligible to receive the applicable incentive compensation, Levy must still be employed by the Company on the relevant Designated Payment Date indicated herein.

d.	Subsequent Years: The Annual Goals for subsequent years and applicable terms and conditions will be set by the Company and/or the Parent (via its compensation committee and board of directors) in the future and communicated to Levy. The Company will use reasonable efforts to communicate this to Levy by the end of Q1 of each year.

6. Options Package. Subject to the terms, conditions, policies, procedures and decisions of the board of directors of Brainsway’s parent company (the “Parent”), Levy will be granted an option to purchase 50,000 shares of stock in the Parent (collectively, the “Options”). The grant of the Options is expressly conditioned upon and subject to compliance with applicable securities laws, the terms and conditions set forth in the Parent’s then-current Share Incentive Plan (the “Plan”) and any stock option agreement entered into pursuant to the Plan, and to Levy’s execution of an option agreement with the Parent. Levy understands that the terms and conditions of the current options plan in place for employees of the Company (which may or may not change, at the Parent’s sole discretion), include that: (A) the Options grant is exercisable on a cashless basis (i.e. upon exercise of the Options, Levy shall not be required the pay the respective exercise price, and such price shall be taken off from the consideration to which Levy shall be entitled); (B) the Options may only be exercised, and will only vest, provided Levy’s continued employment with the Company; (C) the shares granted will vest over a period of four in accordance with the vesting schedule set forth in the Plan; and (D) that the Options’ exercise price shall be 10% above the average closing price of a share of the Parent on the NASDAQ exchange over the ninety (90) day calendar period as specified in the Plan. In the event of the termination of Levy’s employment for any reason, any non-vested Options shall be forfeited without consideration effective on the date of the termination of Levy’s employment.

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7. One-Time Relocation Grant. Levy will be entitled to a one-time grant in the amount of up to $30,000 (Thirty Thousand Dollars) for expenses incurred by Levy as a result of the relocation of his residence to the United States, subject to compliance with any documentation requests made by the Company and any requirements of the Parent’s compensation policy.

8. Benefits. Levy shall be eligible for employee benefits on the same basis as those benefits are made available to other employees of the Company. This includes eligibility to participate in the Company’s employee health benefits plan (i.e. medical, dental and vision) and any other benefit plans as currently offered or as may otherwise be adopted by the Company from time to time and in effect for employees of the Company. Participation will be subject to the terms of the applicable plans and generally applicable Company policies.

9. Paid Time Off. Levy will be entitled to paid time off (PTO) 24 days. The accrual and carrying forward of PTO days may be changed from time to time.

10. Expenses. The Company will pay or reimburse Levy for all reasonable pre-approved (in writing, in advance, by management) business expenses incurred or paid by Levy in the performance of his job duties and responsibilities, subject to any expense, substantiation and documentation policies and requirements as may be set by the Company from time to time.

11. Termination; Severance:

a.	At Will Employment. Levy’s employment with the Company is at-will and for no specified period. As a result, Levy is free to resign at any time upon 90 days written notice for any reason or no reason. Similarly, the Company is free to conclude its employment relationship with Levy at any time upon 90 days written notice, for any reason or no reason. Nothing contained herein may be construed to guarantee employment for any length of time or otherwise change the at-will status of Levy’s employment. This “at-will” employment relationship shall remain unchanged during Levy’s tenure as an employee of the Company, and cannot be changed except in an express written agreement, signed by Levy and by the authorized representative(s) of the Company.

i.	It is hereby clarified that in order for Company to terminate Levy’s employment in the United States for any reason whatsoever, such decision must be reached by the Chief Executive Officer of the Parent.

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b.	Termination Without Cause. In the event, within the first 24 months of Levy’s Start Date, the Company terminates Levy’s employment with the Company in the United States without Cause:

i.	If Levy is nonetheless offered by Company to return to Israel and continue working for the Parent with the same or greater base salary to that which was in place prior to this Agreement, and Levy indeed works for the Parent for at least one more year, then Levy shall be entitled to a one-time total severance payment of $60,000.00 (Sixty thousand Dollars);

ii.	If Levy is not offered to return to Israel and continue working for the Parent with the same or greater base salary to that which was in place prior to this Agreement, Levy shall be entitled to a one-time total severance payment of $120,000.00 (One hundred and twenty thousand Dollars);

c.	Termination for Cause or Resignation. In the event that the Company terminates Levy’s employment for Cause (as defined herein), or in the event that Levy voluntarily resigns his employment for any reason, or if Levy’s employment relationship with Company and its affiliates otherwise terminates for any reason other than termination by the Company without Cause, then except for (i) Levy’s earned base salary through the date of termination and (ii) the reasonable direct expenses incurred by Levy and the members of his family in order to facilitate their return to Israel as evidenced by receipts to be provided by Levy, the obligations of the Company shall cease upon termination and Levy shall not be entitled to any other payments or benefits of any kind. For purposes of this Agreement, “Cause” shall be defined as: (i) willful or deliberate failure to perform duties or gross negligence in the performance of duties; (ii) material breach of the terms of this Agreement or the Company’s policies, or a material breach of fiduciary duty; (iii) willful violation of lawful directives from the Company’s or the Parent’s Board of Directors; (iv) dishonesty, willful misconduct or fraud in connection with the business of the Company; (v) a reportable violation of banking, securities or commodities laws, rules or regulations; or (vi) conviction or a plea of nolo contendere (or the equivalent) to a felony or any crime involving moral turpitude.

d.	Release: Levy agrees that no payment shall be made to him pursuant to subsection (b) or (c)(ii) of this section 11 unless he executes a release in a form satisfactory to the Company and its counsel in favor of the Company and all affiliated and related entities and their current and former officers, directors, employees and agents from any and all claims related to his employment or the termination of his employment permitted to be released by applicable law.

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12. Return of Materials. Levy agrees to deliver promptly on termination of his employment, or at any other time on request by the Company, all property and equipment of the Company of any kind in his possession including, but not limited to, any Confidential Information, computer equipment, computer disks, identification cards, credit cards, cellular telephones, magnetic key cards and the like.

13. Confidential Information; Non-Competition; Non-Solicitation. During the course of Levy’s employment he will have access to and come into possession of information that is confidential and proprietary to the Company and its related entities and affiliates. As part of the consideration for the benefits and consideration paid to Levy under this Agreement, Levy agrees to sign and comply with the CONFIDENTIALITY, INVENTIONS, NON-COMPETITION AND NON-SOLICITATION AGREEMENT, attached hereto as Annex A.

14. Governing Law; Forum. Except to the extent otherwise specified herein, the laws of the State of New York shall govern the interpretation and performance of this Offer Letter, regardless of the law that might be applied under principles of conflicts of law. Any disputes arising hereunder out of Levy’s employment shall be resolved by non-binding mediation in New York City, followed by binding arbitration in New York City by a single arbitrator to be chosen according to the Rules of the American Arbitration Association.

15. Severability. In the event that any provision or term of this Agreement is held to be invalid, prohibited or unenforceable for any reason, such provision or term shall be deemed severed from this Agreement, without invalidating the remaining provisions, which shall remain in full force and effect. If at any time a court or other body having jurisdiction over this Agreement shall determine that any of the subject matter or duration is unenforceable as drafted in any respect, it shall be reduced and not terminated, as such court or body determines to be reasonable.

16. Non-Assignability. Because of the personal nature of the services to be rendered by him, Levy may not assign his rights or obligations under this Agreement without the prior written consent of the Company.

17. Entire Agreement; Amendment. This Agreement contains the entire understanding between the parties on the subjects covered here and supersedes all prior agreements, arrangements and understandings, whether written or oral. This Agreement may not be changed orally, but only in writing signed by both parties.

ACCEPTED AND AGREED TO BY:

Levy	BRAINSWAY USA INC.

Date	Date

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Annex A

CONFIDENTIALITY, INVENTIONS NON COMPETITION AND NON SOLICITATION AGREEMENT

This Confidentiality, Restrictive Covenant and Inventions Agreement (“Agreement”) is entered into by you, the undersigned employee and Brainsway USA, Inc. (the “Company”). In consideration of your employment and of the salary, benefits, and other compensation hereafter to be paid to you by or on behalf of the Company, as well as other consideration, the sufficiency of which is hereby acknowledged, and in acknowledging that the Company is employing you in reliance on your full compliance with the Agreement, you promise and agree as follows:

A. Confidential Information.

1. Definition. During the course of your employment with the Company, you will receive confidential information of and/or be in the possession of confidential information from Brainsway, its parents, subsidiaries, and any affiliated companies (the Company and/or any or all of the above detailed entities shall collectively hereinafter be referred to as “Brainsway), as well as similar information pertaining to Brainsway’s clients or customers, including, but not limited to, customer or client lists, services provided to such customers or clients, sources and leads for obtaining new business, vendors or suppliers, trade secrets, images, slogans, logos, designs, sketches, mock-ups, samples, computer software, operations, systems, services, financial affairs of Brainsway, forms, contracts, agreements, literature or other documents designed, developed or written by, for, with or on behalf of the Company, concepts, ideas, inventions, original works of authorship, discoveries, techniques, copyrights, patents, trademarks, and any and all information and know-how now or in the future, whether or not such confidential information relates to any Work Product (as defined herein) including without limitation, the underlying concept and production methodology of such Work Product (hereinafter, “Confidential Information”). Confidential Information shall not include information which is or which comes into the public domain through no fault of yours, or was known to you prior to any affiliation with the Company.

2. Exclusive Property. All Confidential Information is, and at all times shall remain, the exclusive property of Brainsway. You recognize and acknowledge that Confidential Information is valuable, special and unique to the business of Brainsway, and that access to and knowledge thereof is essential to the performance of your duties to the Company. During the time that Levy is an employee of the Company, and at all times thereafter, you will keep secret and will not use or disclose any Confidential Information to any person or entity, in any fashion or for any purpose whatsoever, except at the request of or with prior written consent of the Company (or as may be required by applicable law). If you have any questions about whether any information is Confidential Information, as defined in this Agreement, you should consult with the Company before using or disclosing such information. You agree to store and maintain all Confidential Information in a secure place. You further agree that any property situated on Brainsway’s premises and owned by Brainsway, including electronic files and other digital, analog or hard copy storage media, filing cabinets, lockers, desks or other work areas, is subject to inspection by Brainsway personnel at any time with or without notice. At the time of termination of your employment with the Company for any reason, you agree to promptly deliver to the Company (and will not keep in your possession, or otherwise recreate or deliver to anyone else), in whatever medium recorded, any and all Confidential Information and all other documents, materials, information, and property developed or obtained by you pursuant to your employment or otherwise belonging to the Company.

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B. Intellectual Property.

You agree that the Company or any affiliate thereof shall own all right, title and interest throughout the world in and to any and all inventions, original works of authorship, developments, concepts, know-how, improvements, and trade secrets, whether or not patentable or registrable under copyright or similar laws, that you may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice during your employment, whether or not during regular working hours, provided that they (i) relate at the time of conception or development to the actual or demonstrably proposed business or research and development activities of Brainsway, (ii) result from or relate to any work performed for the Company, or (iii) are developed through the use of confidential information and/or resources of Brainsway or in consultation with any personnel of Brainsway (collectively referred to as “Work Product”). You hereby assign to Brainsway all right, title, and interest in and to any and all Work Product, and agree to Brainsway, at Brainsway’s expense, to further evidence, record, and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned. In addition to, and not in contravention of any of, the foregoing, you acknowledge that all original works of authorship that are made by you (solely or jointly with others) within the scope of employment and that are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act (17 U.S.C. § 101). To the extent allowed by law, this includes all rights of paternity, integrity, disclosure, and withdrawal, and any other rights that may be known or referred to as “moral rights.” To the extent you retain any such moral rights under applicable law, you hereby waive such moral rights and consent to any action consistent with the terms of this Agreement with respect to such moral rights, in each case, to the full extent of such applicable law. You agree to confirm any such waivers and consents from time to time as requested by Brainsway.

C. Restrictions on Activities.

1. Competition and Interfering Activities. During your employment with the Company , and for the applicable Restricted Period (as such term is hereinafter defined), you agree that you will neither Compete (as such term is hereinafter defined) with Brainsway nor engage in any Interfering Activities (as such term is hereinafter defined), nor will you take any steps in anticipation of competing with Brainsway or engaging in Interfering Activities. For purposes of this Agreement:

(a) “Compete” or “Competing” means to, directly or indirectly, on your behalf or on behalf of any other person or entity, in any way, whether as an individual proprietor, partner, stockholder, officer, employee, consultant, agent, director, joint venturer, investor, or in any other capacity, own, operate, manage, control, engage in, participate in, invest in, permit your name to be used by, act as a consultant or advisor to, render services for (alone or in association with any person, firm, corporation, or business organization), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages, controls, or is affiliated with any venture or enterprise that, anywhere in the United States, offers or plans to offer competing products and services with those offered by Brainsway.

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(b) “Interfering Activities” means to, directly or indirectly, on behalf of yourself or any other person or entity, in any way (i) solicit, induce, or encourage the resignation of any member, partner, employee, agent, or consultant of Brainsway (ii) solicit, induce or encourage any member, partner, employee, agent or consultant of Brainsway to join or perform services for anyone else, in any capacity, (iii) interfere in any way with the relationship between Brainsway and any of its respective members, partners, employees, agents, or consultants, (iv) hire or attempt to hire or reach any agreement (oral or written) with respect to the prospective hiring of any member, partner, employee, agent, or consultant of Brainsway or any person or entity that was a member, partner, employee, agent, or consultant within the six (6) month period immediately preceding the hire or attempt to hire, (v) interfere, or attempt to interfere, with the relationship between Brainsway and any of its actual or prospective clients or customers, or (vi) solicit, or attempt to solicit, the business of, any actual or prospective client or customer of Brainsway. You further acknowledge that this Section C.1(b)(vi) shall apply to clients or customers you originated or serviced during your employment with the Company, or about whom Levy is aware of Confidential Information, but only where Brainsway continues to provide services in the geographical area where such client or customer does business. This restriction is meant to protect the Brainsway from losing such clients or customers to you, who by virtue of your employment with the Company, maintained a relationship with the clients and customers, gained knowledge about them, and/or become familiar with the requirements of such clients and customers.

(c) “Restricted Period” means (i) with respect to your covenant not to compete, the period commencing on the termination of your employment for any reason and ending on the twelve (12) month anniversary of the date of such termination, and (ii) with respect to your covenant as to Interfering Activities, the period commencing on the termination of your employment for any reason and ending on the twelve (12) month anniversary of the date of such termination.

2. Tolling of Restricted Periods. If you shall violate any covenant contained herein with a stated duration, the duration of any such covenant so violated shall automatically be extended with respect to you for a period equal to the period during which you shall have been in violation of such covenant.

3. Non-Disparagement/No Speaking with the Media. Both during your employment with the Company and at all times thereafter, you agree that, except as required by applicable law or compelled by process of law, you will not, nor will you permit anyone acting on your behalf to disparage or make any critical statement about Brainsway’s products, services, customers or clients, whether to the press, via social media, or to any other third party.

4. Notice to Future Employers, Notice to Brainsway of Future Employers. In the event that you leave the employ of the Company for any reason, you hereby agree to notify your new employer of your obligations that are continuing under this Agreement after the termination hereof. To enable Brainsway to monitor your compliance with the obligations imposed by this Agreement, you agree to inform the Company at the time you give notice of your termination of employment, of the identity of your new employer and of your job title and responsibilities, and will continue to so inform the Company, in writing, at any time you change employment during the eighteen (18) months following termination of your employment with the Company for any reason.

5. Reasonableness of Covenants. You acknowledge and expressly agree that the covenants contained in this Annex B of this Agreement are reasonably necessary to protect valuable business interests of Brainsway, Brainsway’s business, its officers, directors and employees. You represent that your experience, capabilities and circumstances are such that these provisions will not prevent you from earning a livelihood. You further agree that you have received valuable and adequate compensation in exchange for entering into the restrictions set out in this Agreement.

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D. Enforcement.

1. Injunctive Relief. You acknowledge and agree that a remedy at law for any breach or threatened breach of this Agreement would be inadequate, and therefore, agree that Brainsway shall be entitled to injunctive relief, without posting bond or other security, in addition to any other available rights and remedies in cases of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting Brainsway from pursuing any other rights and remedies available for any such breach or threatened breach. You further agree that if suit is successfully brought to enforce this Agreement or to seek damages for its breach or threatened breach, you will pay to Brainsway, in addition to any other damages caused to Brainsway, all attorneys’ fees incurred by Brainsway in seeking such relief.

2. Jurisdiction and Governing Law. You agree that any proceeding concerning the enforcement of this Agreement, including an entry of a temporary and/or permanent restraining order which precludes the breach or continuing breach of this Agreement shall be brought in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County, and you consent to personal jurisdiction therein. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.

3. No Waiver. No failure or delay by Brainsway in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other rights, power or privilege hereunder.

4. No Oral Modification. This Agreement may not be changed or modified except by a written agreement that has been signed by both you and a director or officer of the Company.

5. Blue Penciling and Severability. It is the intention of you and the Company that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws of New York. If any court of competent jurisdiction or arbitration panel determinates that any covenant or provisions of this Agreement is unenforceable or unlawful, that covenant or provision shall not render unenforceable or impair the remaining covenants and provisions of this Agreement. In addition, if any covenant or provision is held to be unenforceable because of the scope, duration or area of its applicability, the court or tribunal making such determination shall have the power to modify such scope, duration or area, or all of them, and such covenant or provision shall then be applicable in such modified form and every other provision of this Agreement shall remain in full force and effect.

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6. Successor and Assigns. The Company may assign this Agreement to any successors or assigns, and you shall be bound to any successor or assign of the Company.

Agreed to and accepted:

By:
	[EMPLOYEE NAME]	Date

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Addendum to Employment Agreement

Dated July ____, 2019

To:	Brainsway USA, Inc. and/or
Brainsway Ltd.

Re: Confirmation of Absence of Employer-Employee Relationship

I, the undersigned, Hadar Levy, Israeli I.D. No. 025176884 irrevocably warrant, declare, confirm and undertake towards Brainsway USA, Inc. / Brainsway Ltd. and/or any of their affiliates as follows:

a.	On July ___, 2019 I signed the Employment Agreement with Brainsway USA, Inc. (the: “Company”), under which I agreed to be employed in the US as Chief Financial Officer and Chief Operations Officer (the: “Employment Agreement”).

b.	I acknowledge that the Company is a separate legal entity from Brainsway Ltd. and there does not now exist, nor shall there exist during the course of the provision of my services, an employer-employee relationship between myself and Brainsway Ltd. (the: “Parent”).

c.	I neither have, nor shall I have in the future, any claim and/or demand and/or contention against Parent in connection with the existence of any employer-employee relationship and/or my entitlement to payment of any kind including but not limited to; salary, compensation, benefits, pension, social security, recreation pay, severance pay and so forth from the Parent.

d.	I hereby specifically acknowledge that Parent is not responsible for my employment in any way, and any assistance it may render to the Company by way of handling various aspects regarding my relocation is merely in order to facilitate the Company’s execution of the Employment Agreement and shall not constitute any form of contractual relationship between myself and Parent.

e.	I am aware that due to my engagement with the Company outside of Israel, the consideration paid to me under the Employment Agreement is substantially higher than if I was engaged by Parent, in which event my consideration would be set at 69,888.60 NIS, and in the event of employment by an Israeli company, the aforementioned sum would include all social and other benefits afforded under law, including vacation, recreation, severance pay and pension payments.

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f.	I agree and accept that my services to the Company, under the Employment Agreement are not governed by Israeli Law, and therefore that I am solely responsible to ensure my pension and/or social security and/or any other right conferred by Israeli Law and the Company and/or anyone on its behalf and/or Parent shall not be liable towards me in any way under any circumstances regarding any such rights or infringement on any of my rights derived from my stay and employment in the US.

g.	In the event that at any time in the future I or anyone on my behalf shall raise a claim or press charges or suit against the Company and/or anyone on its behalf and/or Parent attempting to assert that the Israeli Law governs my engagement under the Employment Agreement or that there are employer-employee relations between myself and Parent, despite the provisions of the Employment Agreement and my explicit agreement that the laws of the state of New York governs the Employment Agreement, it shall be determined that my consideration/wages shall be set at 54,387.17 NIS and I shall be liable to reimburse the Company for all excess payments made to me including interest and linkage differentials, and the sum stated in this clause shall be considered the complete and total sum of the consideration/wages for the purpose of calculation of all and any of my rights, benefits and payments.

h.	The provisions of this declaration shall survive termination or expiration of the Employment Agreement for any reason and shall remain in full force and effect at all times thereafter, and I acknowledge that the Company and Parent rely on this declaration.

IN WITNESS WHEREOF the undersigned has affixed his signature hereto on the day and year first set forth above.

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